John J. McIlvery
Partner
Direct Voice	818.444.4502
Direct Fax	818.444.6302
Mobile E-Mail	626.705.0758 jmcilvery@biztechlaw.com

December 22, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	HemaCare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 23, 2010
File No.: 000-15223
Schedule 14A
Filed on March 31, 2010
File No.: 000-15223

Ladies and Gentlemen:

On behalf of our client, HemaCare Corporation (the “Company”), we respectfully request that the United States Securities and Exchange Commission Staff (the “Staff”) permit the Company additional time to reply to the Staff’s comment letter, dated December 13, 2010, addressed to Peter van der Wal, Chief Executive Officer. We request that the deadline for the Company’s response be extended to January 14, 2011.

If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

Sincerely,

/s/ John J. McIlvery

John J. McIlvery

cc: Peter van der Wal

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403

office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com